EXHIBIT 9

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Minefinders Corporation.

We consent to the inclusion in this annual report on Form 40-F/A of:

─

our auditors' report dated February 20, 2009 on the consolidated balance sheet of Minefinders Corporation Ltd. ("the Company") as at December 31, 2008 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the year ended December 31, 2008

─	our Report of Independent Registered Public Accounting Firm dated February 20, 2009 on the Company’s internal control over financial reporting as of December 31, 2008 each of which is contained in this annual report on Form 40-F/A of the Company for the fiscal year ended December 31, 2008.

We also consent to the incorporation by reference in the registration statements (Nos. 333-103893, 333-108001, 333-111255, and 333-117611) on Form S-8 and (Nos. 333-138709 and 333-155590) on Form F-10 of the Company of our reports dated February 20, 2009 with respect to the consolidated balance sheet of the Company as at December 31, 2008 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the year ended December 31, 2008, and the effectiveness of internal controls over financial reporting as of December 31, 2008, included herein.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

June 8, 2009